UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number 0-14289
CUSIP Number 394361208
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Green Bankshares, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
100 North Main Street

Address of Principal Executive Office (Street and Number)
Greeneville, Tennessee 37743-4992

City, State and Zip Code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Green Bankshares, Inc., a Tennessee corporation (the “Company”), has determined that it will be unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 (the “Form 10-Q”), without unreasonable effort or expense due to staffing constraints in the Company’s accounting department. The Company’s controller, the individual principally responsible for preparing the Company’s quarterly reports, resigned from the Company on March 21, 2011, and the Company has not yet filled this position. Also, as a result of a broader reduction in work force initiative implemented in the first quarter of 2011 in which 72 positions were eliminated, it has taken a longer time to compile and consolidate the underlying financial information necessary to prepare the Company’s Form 10-Q than historically has been required. Finally, the Company’s chief financial officer has devoted a significant amount of time to preparing the proxy statement for the special shareholder meeting to be held on September 7, 2011 at which the Company’s shareholders will be asked to approve certain matters related to the Company’s proposed transaction with North American Financial Holdings, Inc. (“NAFH”), pursuant to which NAFH has agreed, subject to the receipt of required shareholder and regulatory approvals and the satisfaction of other customary closing conditions, to invest approximately $217 million into the Company through the sale by the Company to NAFH of approximately 120 million new shares of the Company’s common stock (the “Investment Transaction”).
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Michael J. Fowler (Name)	(423) (Area Code)	278-3050 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Although the Company’s Form 10-Q is not yet complete as a result of the staffing constraints described in Part III above, the Company expects that its results of operations for the quarter ended June 30, 2011 will be worse than its results for the comparable quarterly period in 2010. Specifically, the Company expects that it will recognize a net loss available to common shareholders of approximately $12.4 million for the second quarter of 2011, compared to net income available to common shareholders of $1.6 million for the second quarter of 2010. The primary factor contributing to the net loss available to common shareholders in the 2011 second quarter was a continuation of elevated credit costs principally reflected in a higher provision for loan losses and higher costs related to other real estate owned, in each case, as compared to the comparable period in 2010. Net interest income for the quarter ended June 30, 2011 is expected to be approximately $19.5 million, compared to $21.5 million for the comparable quarter in 2010. The Company’s net interest margin is expected to increase to 3.91% for the second quarter of 2011 as compared to 3.86% for the second quarter of 2010. The provision for loan losses is expected to be approximately $14.3 million for the second quarter of 2011, up significantly from the $4.7 million of provision expense incurred in the second quarter of 2010. The Company expects that its other real estate owned maintenance expense and loss on other real estate owned and repossessed assets will each be materially higher than the comparable expenses in the second quarter of 2010. Specifically, the Company expects that its other real estate owned maintenance expenses for the second quarter of 2011 will be approximately $1.2 million, compared to $554,000 for the second quarter of 2010. The Company’s loss on other real estate owned and repossessed assets is expected to be approximately $4.3 million for the second quarter of 2011, compared to $926,000 for the second quarter of 2010. These results are preliminary and subject to adjustment.
     As a result of the anticipated losses for the second quarter of 2011, the capital ratios for the Company and its wholly-owned bank subsidiary, GreenBank (the “Bank”), each declined from the levels at December 31, 2010. At June 30, 2011, the Bank’s Tier 1 leverage ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratio are expected to be approximately 8.47%, 11.97% and 13.25% respectively. Although these expected ratios remain above the statutory minimums necessary to be deemed a well-capitalized financial institution at June 30, 2011, the Tier 1 leverage ratio and total risk-based capital ratios are below the 10.0% and 14.0% minimums that the Bank has informally committed to its regulators that it would maintain, as discussed in more detail in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on March 15, 2011.
     Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.
     Certain matters discussed in this report are not historical facts but are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risk and uncertainty and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties related to the Company’s business are discussed in the Company’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2010, and include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Investment Agreement by and among the Company, the Bank and NAFH (the “Investment Agreement”), pursuant to which the Investment Transaction is to be consummated; (2) the outcome of any legal proceedings that have been or may be instituted against the Company and others following announcement of the Investment Agreement; (3) the inability to complete the transactions contemplated by the Investment Agreement due to the failure to obtain shareholder approval or the failure to satisfy other conditions to completion of the transaction, including the receipt of regulatory approval; (4) risks that the proposed transaction contemplated by the Investment Agreement disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (5) the amount of the costs, fees, expenses and charges related to the proposed transaction; (6) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (7) continuation of the historically low short-term interest rate environment; (8) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (9) increased levels of non-performing and repossessed assets and the ability to resolve these may result in future losses; (10) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (11) rapid fluctuations or unanticipated changes in interest rates; (12) the impact of governmental restrictions on entities participating in the Capital Purchase Program (the “CPP”) of the United States Department of the Treasury; (13) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments, like the Dodd-Frank Wall Street Reform and Consumer Protection Act, arising out of current unsettled conditions in the economy, (14) the results of regulatory examinations; (15) the remediation efforts related to the Company’s material weakness in its internal control over financial reporting; (16) increased competition with other financial institutions in the markets that GreenBank serves; (17) the Company’s recording a further valuation allowance related to its deferred tax asset; (18) exploring alternatives available for the future repayment or conversion of the preferred stock issued in the CPP, including in the transaction contemplated by the Investment Agreement; (19) further deterioration in the valuation of other real estate owned; (20) the failure to comply with the terms of regulatory enforcement actions, including informal commitments and formal agreements, including the proposed cease and desist order described in more detail in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011; (21) inability to comply with regulatory capital requirements and to secure any required regulatory approvals for capital actions to raise capital if necessary to comply with any regulatory capital requirements; and (22) the loss of key personnel. The Company undertakes no obligation to update forward-looking statements.
     All forward-looking statements that are made by the Company herein are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements included herein after the date of this report.
Green Bankshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2011	By:	/s/ Michael J. Fowler
Name: Michael J. Fowler
Title: Senior Vice President, Chief Financial Officer and Secretary